Exhibit 99.9

Email to Press:

Hi [member of the press],

I wanted to flag with you that we just announced our intent to acquire TubeMogul for approximately $540 million.

With the integration of TubeMogul into Adobe Marketing Cloud, we’ll be able to extend our expertise in search, display and social ad planning, buying, and delivery through Adobe Media Optimizer (DSP) to video advertising, a market expected to drive $196B in ad spend this year according to MagnaGlobal.

Combined with our DMP (Adobe Audience Manager) and Adobe Analytics, we expect to create the first, independent advertising and data management platform for delivering and measuring video ads across connected devices and TVs.

Please see the press release for more details and examples of the long list of joint customers: [insert link to press release].  If you have any questions or would like to jump on a call with spokespeople from Adobe and TubeMogul, just let me know.

Thanks!

[Signature]

NOTE: The announced transaction, which is expected to close during the first quarter of Adobe’s 2017 fiscal year, is subject to customary closing conditions, and there is no certainty that the transaction will close on the anticipated timeline or at all. For a discussion of other risks and uncertainties, please refer to Adobe’s press release [insert link to press release], as well as Adobe’s SEC filings.

Securities Law Disclosures

In connection with the proposed acquisition, Adobe will commence a tender offer for the outstanding shares of Titan. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Titan, nor is it a substitute for the tender offer materials that Adobe and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Adobe and its acquisition subsidiary will file tender offer materials on Schedule TO, and Titan will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Titan are urged to read these documents when they become available because they will contain important information that holders of Titan securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Titan at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.